Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

September 11, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
Attention: Mr. Ken Ellington
100 F Street, N.E.
Washington, D.C. 20549

Re: Hancock Park Corporate Income, Inc.

Dear Mr. Ellington:

On behalf of Hancock Park Corporate Income, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on August 28, 2019 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019 (the “10-K”). Each of the Staff’s comment is set forth below and is followed by the Company’s response.

1.
Comment: In the Consolidated Statements of Assets and Liabilities, the commitments and contingencies line item only includes recoupable amounts even though it references Note 6 to the Company’s Consolidated Financial Statements, which discloses amounts of unfunded commitments. Please include unfunded commitments in the commitments and contingencies line item in future filings.

Response: The Company identified this inconsistency during the preparation of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2019, and determined to retain the references to notes 3 and 6 but to delete numerical disclosures from the line-item description. The Company respectfully notes to the Staff that under generally accepted accounting principles and Regulation S-X, the line-description disclosure is not required to include the numerical amount of the commitment and contingencies.  Going forward, the Company will continue to only include the reference to the relevant notes which include full detail about the Company’s commitments and contingencies.

2.
Comment: In the notes to the Consolidated Financial Statements, in Note 3 (Related Party Transactions), in future filings please include a column disclosing the date reimbursement eligibility expires for unreimbursed organization costs, offering costs and contractual issuer expenses and unreimbursed operating expenses support for offering expenses under the Expense Support Agreement.

Response: The Company hereby confirms to the Staff, that in future filings it will include the additional information requested by the Staff.

3.
Comment: In the notes to the Consolidated Financial Statements, please confirm that in Note 6 (Commitment and Contingencies) commitments and contingencies, please confirm in that unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company hereby confirms to the Staff that in Note 6 to the Company’s Consolidated Financial Statements, unfunded commitments are accounted for in accordance with ASC 820.

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Mr. Ellington
U.S. Securities and Exchange Commission
September 11, 2019

4.
Comment: In the notes to the Consolidated Financial Statements, in future filings, in Note 6 (Commitment and Contingencies) please disclose amount of unfunded commitments as of the end of each year for the past two years.

Response: The Company hereby confirms to the Staff, that in future filings it will disclose the amount of unfunded commitments as of the end of each year for the past two years.

5.
Comment: In the notes to the Consolidated Financial Statements, in future filings, in Note 9 (Financial Highlights) please disclose the character of the distributions line item (for example, distributions from income, capital gains or return of capital). See, Item 4 of Form N-2.

Response: The Company hereby confirms to the Staff that in future filings it will disclose the character of the distributions line item.

6.	Comment: In the notes to the Consolidated Financial Statements, in future filings, in Note 9 (Financial Highlights), please consider adding a senior securities table.

Response: The Company hereby confirms to the Staff that in future filings it will consider adding a senior securities table.

7.
Comment: With respect to the Expense Support Agreement, note that on pages 17 and 114 of the 10-K the Company states that the “obligation to reimburse each expense payment will terminate three years from the end of the fiscal year in which such expense support payment is made” and on page 91, in the notes to the Consolidated Financial Statements, the Company states that “payments under the Expense Support Agreement will be eligible for reimbursement for three years from the date incurred.” Please ensure that these disclosures are consistent with the Expense Support Agreement which states that “all reimbursement payments hereunder shall be deemed to relate to the earliest unreimbursed expense payments made by the Adviser to the Company within three years prior to the last business day of the quarter in which such reimbursement payment obligation is incurred.”

Response: The Company hereby confirms to the Staff that in future filings it will ensure the disclosure is consistent with the Expense Support Agreement.

8.
Comment: With respect to the Expense Support Agreement, on page 114 the Company states that “OFS Adviser will not be entitled to reimbursement if our distribution rate is lower than the distribution rate made at the time the expenses were reimbursed or if the other operating expenses ratio at the time of reimbursement exceeds the expense ratio that was in effect at the time the expenses were reimbursed.” Please include this disclosure on page 17 and page 91 in the notes to the Consolidated Financial Statements and ensure that it is consistent throughout the Company’s disclosure documents going forward.

Response: The Company hereby confirms to the Staff that in future filings it will consistently include the disclosure noted by the Staff.

9.	Comment: The 10-K includes the incorrect Investment Company Act file number on the cover page. Please ensure that future filings include the correct file number.

Response: The Company hereby confirms to the Staff that in future filings it will include the correct Investment Company Act file number on the cover page.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus